MichiCann Medical Inc. Financial Statements For the Year Ended December 31, 2018 and the period from December 5, 2017 (incorporation) to December 31, 2017 (Expressed in Canadian dollars)

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF MICHICANN MEDICAL INC.

Opinion

We have audited the financial statements of MichiCann Medical Inc. (the "Company"), which comprise the statements of financial position as at December 31, 2018 and 2017, and the statements of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2018 and for the 26-day period ended December 31, 2017, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017, and its financial performance and its cash flows for year ended December 31, 2018 and for the 26-day period ended December 31, 2017 in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises of Management's Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audits of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditors' report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

wIdentify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

wObtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

wEvaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

wConclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.

wEvaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditors' report is Kevin Yokichi Nishi.

Chartered Professional Accountants

Vancouver, British Columbia

May 22, 2019

MichiCann Medical Inc.

Statements of Financial Position

(Expressed in Canadian dollars)

	December 31, 2018 $	December 31, 2017 $

Assets

Current assets
Cash	24,377,286	326,721
Prepaid expenses	50,000	297,917
Loans receivable (Note 3)	5,700,400	-
Amounts receivable (Notes 3 and 4)	4,810,000	-

Total assets	34,937,686	624,638

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities (Note 6)	161,937	27,442
Convertible debentures (Note 8)	-	533,755
	161,937	561,197

Non-current liabilities
Deferred income tax liability (Note 9)	-	25,176
Total liabilities	161,937	586,373

Shareholders’ equity

Share capital (Note 4)	35,111,680	1
Convertible debentures – equity component (Note 8)	-	70,950
Reserves (Note 4)	1,952,794	-
Subscriptions receivable (Note 4)	(125,000)	-
Deficit	(2,163,725)	(32,686)

Total shareholders’ equity	34,775,749	38,265

Total liabilities and shareholders’ equity	34,937,686	624,638

Approved and authorized for issuance on behalf of the Board of Directors on May 22, 2019 by:

/s/ Michael Marchese

Michael Marchese, Director

(The accompanying notes are an integral part of these financial statements)

MichiCann Medical Inc.

Statements of Comprehensive Loss

(Expressed in Canadian dollars)

	Year ended December 31, 2018	December 5, 2017 (Incorporation) - December 31, 2017

Expenses
Consulting fees (Note 6)	$ 325,000	$ 27,083
Professional fees	53,522	2,442
Office expenses	7,865	280
Travel	32,921	-
Foreign exchange gain	(25,465)	-
Accretion expense (Note 8)	139,938	2,881
Share-based compensation (Note 4)	1,637,559	-
Loss before income tax	(2,171,340)	(32,686)
Deferred income tax recovery	40,301	-

Net loss and comprehensive loss for the period	$ (2,131,039)	$ (32,686)

Net loss per share, basic and diluted	$ (0.06)	$ (32,686)

Weighted average shares outstanding	38,474,379	1

(The accompanying notes are an integral part of these financial statements)

MichiCann Medical Inc.

Statements of Changes in Equity

(Expressed in Canadian dollars)

	Share capital		Subscriptions receivable $	Reserves $	Convertible debentures – equity component $	Deficit $	Total shareholders’ equity $
	Number of shares	Amount $

Balance, December 5, 2017 (incorporation)	1	1	-	-	-	-	1
Equity component of convertible debentures	-	-	-	-	96,126	-	96,126
Deferred income tax on equity component of convertible debentures	-	-	-	-	(25,176)	-	(25,176)
Net loss for the period	-	-	-	-	-	(32,686)	(32,686)
Balance, December 31, 2017	1	1	-	-	70,950	(32,686)	38,265
Equity component of convertible debentures	-	-	-	-	56,017	-	56,017
Deferred income tax on equity component of convertible debentures	-	-	-	-	(15,125)	-	(15,125)
Convertible debentures exercised	2,024,000	1,114,518	-	-	(111,842)	-	1,002,676
Shares issued, net	72,198,181	34,312,396	(125,000)	-	-	-	34,187,396
Finders’ warrants issued	-	(315,235)	-	315,235	-	-	-
Share-based compensation	-	-	-	1,637,559	-	-	1,637,559
Net loss for the year	-	-	-	-	-	(2,131,039)	(2,131,039)
Balance, December 31, 2018	74,222,182	35,111,680	(125,000)	1,952,794	-	(2,163,725)	34,775,749

(The accompanying notes are an integral part of these financial statements)

MichiCann Medical Inc.

Statements of Cash Flows

(Expressed in Canadian dollars)

	Year ended December 31, 2018 $	December 5, 2017 (Incorporation) - December 31, 2017 $

Operating activities

Net loss for the year	(2,131,039)	(32,686)

Items not affecting cash:
Accretion expense	139,938	2,881
Share based compensation	1,637,559	-
Unrealized foreign exchange	(25,465)	-
Deferred income tax recovery	(40,301)	-

Changes in non-cash operating working capital:
Prepaid expenses	247,917	(297,917)
Accounts payable and accrued liabilities	134,495	27,442
Net cash used in operating activities	(36,896)	(300,280)

Investing activity

Loans receivable	(5,700,400)	-

Net cash used in investing activity	(5,700,400)	-

Financing activities

Issuance of share capital, net	29,377,396	1
Convertible debentures issued	385,000	627,000

Net cash provided by financing activities	29,762,396	627,001
Effect of exchange rate changes on the balance of cash held in foreign currencies	25,465	-

Increase in cash	24,050,565	326,721
Cash, beginning of period	326,721	-

Cash, end of period	24,377,286	326,721

Supplemental disclosure of cash flow information (Note 10)

(The accompanying notes are an integral part of these financial statements)

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

1.Nature of Business and Continuance of Operations

MichiCann Medical Inc. (the “Company” or “MichiCann”) was a private cannabis investment company incorporated under the laws of Ontario on December 5, 2017. The Company’s head office and registered office is located at 8820 Jane Street, Concord, ON, L4K 2M9 Canada.

As at December 31, 2018, the Company had not yet generated any revenue, has working capital of $34,775,749 (2017 - $63,441) and has accumulated losses of $2,163,725 since inception. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company estimates that it will have sufficient capital to continue operations for the upcoming year.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the statements of financial position classifications used. Such adjustments could be material.

2.Significant Accounting Policies

(a)Statement of Compliance and Basis of Preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The financial statements have been prepared on a historical cost basis except for financial assets classified as fair value through profit or loss, which are measured at fair value. The financial statements are presented in Canadian dollars, which is the Company’s functional currency.

These financial statements were authorized for issue by the Board of Directors on May 22, 2019.

(b)Use of Estimates and Judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant assumptions about the future and other sources of estimated uncertainty that management has made as at the balance sheet dates that could result in a material adjustment to the carrying amount of assets and liabilities in the event that actual results differ from assumptions made, related to, but are not limited to, the following:

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

2.Significant Accounting Policies - continued

(b)Use of Estimates and Judgments - continued

Share-based Compensation

The inputs used for share-based compensation calculation. The Company provides compensation benefits to its consultants, directors and officers through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes Option Pricing Model which utilizes subjective assumptions such as expected price volatility and expected life of the option. Share-based compensation expense also utilizes subjective assumption on forfeiture rate. Changes in these input assumptions can significantly affect the fair value estimate.

Convertible Debentures

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument. The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors and the presence of any derivative financial instruments.

Deferred Income Taxes

The Company estimates the expected manner and timing of the realization or settlement of the carrying value of its assets and liabilities and applies the tax rates that are enacted or substantively enacted on the estimated dates of realization or settlement. In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the financial statements.

(c)Financial Instruments

Financial Assets

The Company recognizes a financial asset when it becomes a party to the contractual provisions of the instrument. The Company classifies financial assets at initial recognition as financial assets: measured at amortized cost, measured at fair value through other comprehensive income or measured at fair value through profit or loss.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Assessment and decision on the business model approach used is an accounting judgement.

Financial assets measured at amortized costs

A financial asset that meets both of the following conditions is classified as a financial asset measured at amortized cost.

- The Company’s business model for such financial assets, is to hold the assets in order to collect contractual cash flows.

- The contractual terms of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the amount outstanding.

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

2.Significant Accounting Policies - continued

(c)Financial Instruments - continued

A financial asset measured at amortized cost is initially recognized at fair value plus transaction costs directly attributable to the asset. After initial recognition, the carrying amount of the financial asset measured at amortized cost is determined using the effective interest method, net of impairment loss, if necessary.

Financial assets measured at fair value through other comprehensive income (“FVTOCI”)

For financial assets that are not measured at amortized cost, the Company can make an irrevocable election at initial recognition to classify the instruments at fair value through other comprehensive income ("FTVOCI"), with all subsequent changes in fair value being recognized in other comprehensive income. This election is available for each separate investment. Under this new FTVOCI category, fair value changes are recognized in OCI while dividends are recognized in profit or loss. On disposal of the investment the cumulative change in fair value is not recycled to profit or loss, rather transferred to deficit. The Company does not have any financial assets designated as FTVOCI.

Financial assets measured at fair value through profit or loss (“FVTPL”)

A financial asset measured at fair value through profit or loss is recognized initially at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial asset is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises.

Impairment

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model. The expected credit loss model requires the Company to account for expected credit losses (“ECL”) and changes in those ECL at each reporting date to reflect changes in credit risk since initial recognition of the financial assets.

Financial Liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

As at December 31, 2018, the Company’s financial instruments are comprised of cash, accounts receivable, convertible debt, accounts payable and accrued liabilities.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

• Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities; • Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

• Level 3 – inputs for the asset or liability are not based on observable market data.

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

2.Significant Accounting Policies - continued

(c)Financial Instruments - continued

Compound Financial Instruments

Compound financial instruments issued by the Company comprise convertible debt in Canadian dollars that can be converted to common shares at the option of the holder, when the number of shares to be issued is fixed and does not vary with changes in fair value.

The liability component of compound financial instruments is initially recognized at the fair value of a similar liability that does not have a conversion option. The conversion component is initially recognized at the difference between fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and conversion components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the discounted cash flows. Interest related to the financial liability is recognized in profit or loss. On conversion, the financial liability is reclassified to equity and no gain or loss is recognized.

(d)Impairment of Non-Financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of long-lived assets to determine whether there is an indication that those assets have suffered an impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment charge (if any). The recoverable amount used for this purpose is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(e)Share Capital

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are issued, and any excess is allocated to warrants.

Incremental costs directly attributed to the issuance of common shares are shown in equity as a reduction, net of tax, of the proceeds received on issue. Shares issued for non-monetary consideration are valued based on the fair value of the goods or services received unless the fair value of the shares are a more reliable measure.

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

2.Significant Accounting Policies - continued

(f)Income Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in the statement of operations. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided using the statement of financial position method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(g)Earnings (Loss) Per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share, whereby all “in the money” stock options and share purchase warrants are assumed to have been exercised at the beginning of the period and the proceeds from their exercise are assumed to have been used to purchase common shares at the average market price during the period. When a loss is incurred during the period, basic and diluted loss per share are the same as the exercise of stock options and share purchase warrants would be anti-dilutive.

(h)Share-based Payments

The grant date fair value of share-based payment awards granted to employees is recognized as stock-based compensation expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Where equity instruments are granted to parties other than employees, they are recorded by reference to the fair value of the services received. If the fair value of the services received cannot be reliably estimated, the Company measures the services received by reference to the fair value of the equity instruments granted, measured at the date the counterparty renders service.

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

2.Significant Accounting Policies – continued

(h) Share-based Payments - continued

All equity-settled share-based payments are reflected in contributed surplus, unless exercised. Upon exercise, shares are issued from treasury and the amount reflected in reserves is credited to share capital, adjusted for any consideration paid.

(i)Adoption of Accounting Standard

On January 1, 2018, the Company adopted the following accounting pronouncements retrospectively with no restatement of comparative periods:

IFRS 15 Revenue from Contracts with Customers

The Company adopted IFRS 15 with a date of initial application as of January 1, 2018. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes International Accounting Standard (“IAS”) 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The adoption of IFRS 15 did not have an impact on the Company’s financial statements.

Recent Accounting Pronouncements

Standards and interpretations issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below and include only those which the Company reasonably expects may be applicable to the Company at a future date. The Company intends to adopt these standards and interpretations when they become effective and does not expect the standards to have a material impact on the financial statements.

IFRS 16 Leases

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease. The main features of the new standard are as follows:

•An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period in exchange for consideration.

•A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.

•A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

•A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.

•A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.

•A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

2.Significant Accounting Policies – continued

IFRS 16 Leases - continued

These standards are applicable to the Company’s annual period beginning January 1, 2019. The Company does not expect there to be a material impact on adoption.

3.Loans Receivable and Amounts Receivable

During the year ended December 31, 2018, the Company advanced a series of funds, totalling $5,700,400, to PharmaCo Inc. (“PharmaCo”), an arms-length party, in the form of a debenture. The debenture is non-interest bearing, unsecured and is due on demand.

During the year ended December 31, 2018, the Company issued 4,810,000 common shares valued at $1.00 per common share for a total value of $4,810,000 to a third-party company, as consideration to settle amounts owed by PharmaCo to the third-party company. The amounts receivable due from PharmaCo of $4,810,000 is non-interest bearing, unsecured and have no fixed terms of repayment.

4.Share Capital

Authorized:

Unlimited number of common shares without par value.

Issued:

On January 2, 2018, the Company issued 37,309,999 founder common shares for gross proceeds of $37.

On November 21, 2018, the Company issued an aggregate of $1,012,000 principal amount of unsecured convertible debentures (the “Unsecured Debentures”) convertible into one common share of the Company at a price of $0.50 per common share. All Unsecured Debentures were converted into an aggregate of 2,024,000 common shares of the Company on November 21, 2018 (Note 8).

On December 19, 2018, the Company issued 30,078,182 common shares pursuant to a non-brokered financing (first tranche) at a price of $1.00 for aggregate gross proceeds of $30,078,182. The Company paid share issuance costs of $470,340 as finder fees. Subsequent to the year ended December 31, 2018, $125,000 in subscriptions receivable was received.

On December 19, 2018, the Company completed the issuance of 4,810,000 common shares to settle certain debts at a price of $1.00 per common share for a total of $4,810,000.  The shares were issued to settle amounts owned by PharmaCo to a third-party company (Note 3).

During the period ended December 31, 2017, the Company issued 1 incorporation share for a nominal value.

Warrants:

During the year ended December 31, 2018, the Company issued 595,340 finders’ warrants with an exercise price of $1.00 per common share of the Company for a period of two years. The finders’ warrants have a fair value of $315,235 estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

Risk-free interest rate	1.89%
Expected term (in years)	2
Estimated dividend yield	0%
Estimated volatility	100.00%

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

4.Share Capital - continued

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance at December 31, 2017	-	$ -
Issued	595,430	1.00
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2018	595,430	$ 1.00

The following warrants were outstanding at December 31, 2018:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable

December 19, 2018	December 19, 2020	$ 1.00	595,340	595,340
			595,340	595,340

Options:

On October 1, 2018, the Company granted 2,000,000 stock options to a consultant and an officer of the Company. These stock options vest 12.5% on January 1, 2019, 12.5% on April 1, 2019, 12.5% on July 1, 2019, 12.5% on October 1, 2019, 12.5% on January 1, 2020, 12.5% on April 1, 2020, 12.5% on July 1, 2020 and the remaining 12.5% on October 1, 2020. These stock options have an exercise price of $0.50 per share and expire on October 1, 2023.

On October 1, 2018, the Company granted 2,500,000 stock options to consultants of the Company. These stock options vest 25% on January 1, 2019, 25% on April 1, 2019, 25% on July 1, 2019, 25% on October 1, 2019. These stock options have an exercise price of $0.50 per share and expire on October 1, 2023.

The options granted during the year ended December 31, 2018 have a fair value of $3,739,048 estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

Risk-free interest rate	2.42%
Expected term (in years)	5
Estimated dividend yield	0%
Estimated volatility	100.00%

During the year ended December 31, 2018, the Company recognized $1,637,559 in stock-based compensation under graded vesting.

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

4.Share Capital - continued

Options transactions and the number of options outstanding are summarized are as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance at December 31, 2017	-	$ -
Granted	4,500,000	0.50
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2018	4,500,000	$ 0.50

The following options were outstanding at December 31, 2018:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable

October 1, 2018	October 1, 2023	$ 0.50	4,500,000	-
			4,500,000	-

5.Financial Instruments and Risks

(a)Fair Value

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of December 31, 2018 and 2017 as follows:

	Fair Value Measurements Using

	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable	Balance as at
	instruments	inputs	inputs	December 31
	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$

December 31, 2018
Cash	24,377,286	-	-	24,377,286
Loans receivable	5,700,400	-	-	5,700,400
Amounts receivable	4,810,000	-	-	4,810,000
Total	34,887,686	-	-	34,887,686

Accounts payable and accrued liabilities	161,937	-	-	161,937
Total	161,937	-	-	161,937

December 31, 2017
Cash	326,721	-	-	326,721
Total	326,721	-	-	326,721

Accounts payable and accrued liabilities	27,422	-	-	27,422
Total	27,422	-	-	27,422

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

5.Financial Instruments and Risks - continued

(a)  Fair Value - continued

The fair values of other financial instruments, which include accounts payable and accrued liabilities, loans receivable and amounts receivable, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, loans receivable and amounts receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable and amounts receivable. The carrying amount of financial assets represents the maximum credit exposure.

(c)Foreign Exchange Rate

The Company holds cash in US dollars, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the US dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At December 31, 2018, a 10% strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net loss before taxes by approximately $125,000 (December 31, 2017 - $nil).

(d)Interest Rate Risk

The Company is not exposed to any significant interest rate risk.

(e)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash. The ability to do this relies on the Company raising equity financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

6. Related Party Transactions

The following is a summary of related party transactions that occurred during the year ended December 31, 2018:

(a)Included in accounts payable and accrued liabilities is $6,250 (2017 - $nil) payable to a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment.

(b)  Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	December 31, 2018 $	December 31, 2017 $
Consulting fees paid or accrued to a company controlled by the director of the Company	75,000	6,250
Share-based compensation	280,829	-

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the year ended December 31, 2018 and period from incorporation on December 5, 2017 to December 31, 2017.

7.Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity, comprised of issued share capital.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains the same for the years presented.

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

8.Convertible Debentures

During the year ended December 31, 2018, the Company issued $385,000 in convertible debentures to a group of arms-length lenders. The convertible debentures are non-interest bearing and are convertible into common shares of the Company at a conversion price of $0.50 per common share.

On inception, the Company allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on a discount rate of 18%, which is the estimated cost at which the Company could borrow similar debt without a conversion feature. The liability component with a fair value of $328,983 on inception is measured at amortized cost and is accrued over the expected term to maturity using the effective interest method. The equity component with a fair value of $56,017 on inception is presented as a component of shareholders’ equity.

During the period ended December 31, 2017, the Company issued $627,000 in convertible debentures to a group of arms-length lenders. The convertible debentures are non-interest bearing and are convertible into common shares of the Company at a conversion price of $0.50 per common share.

On inception, the Company allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on a discount rate of 18%, which is the estimated cost at which the Company could borrow similar debt without a conversion feature. The liability component with a fair value of $530,874 on inception is measured at amortized cost and is accrued over the expected term to maturity using the effective interest method. The equity component with a fair value of $96,126 on inception is presented as a component of shareholders’ equity.

During the year ended December 31, 2018, the total convertible debentures outstanding of $1,012,000 was converted into common shares of the Company.

A continuity of the liability portion of the convertible debentures is as follows:

Balance, December 5, 2017	$-
Issuance of convertible debentures	530,874
Accretion expense	2,881
Balance, December 31, 2017	533,755
Issuance of convertible debentures	328,983
Accretion expense	139,938
Settlement of convertible debentures	(1,002,676)

Balance, December 31, 2018	$-

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

9.Income Taxes

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise deferred income tax assets and liabilities, are as follows:

	2018	2017

Loss before income taxes	$(2,171,340)	$(32,686)
Statutory income tax rate	27.00%	27.00%

Expected income tax recovery	(586,262)	(8,825)
Non-deductible recoveries and other	442,626	-
Changes in unrecognized deductible temporary differences	85,901	778
Convertible debentures and others	(40,301)	-
Unused tax losses and tax offsets not recognized	57,735	8,047

Total income tax recovery	$(40,301)	$-

The significant components of deferred income tax assets and liabilities are as follows:

	2018 $	2017 $

Deferred income tax assets

Non-capital losses carried forward	-	-
Deferred income tax liabilities	-	(25,176)

Net deferred income tax asset (liabilities)	-	(25,176)

As at December 31, 2018, the Company has non-capital losses carried forward of approximately $422,000 which are available to offset future years’ taxable income and expires through to 2038.

$

2037	(30,000)
2038	(392,000)

(422,000)

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

10.Supplemental Disclosure of Cash Flow Information

	2018	2017

Additional Information
Shares issued for convertible debenture on conversion	$4,810,000	$-
Finder’s warrants issued	$315,235	$-

11. Segmented Information

The Company currently has an investment in one company in the cannabis industry and operates in one geographic location, being Canada.

12.Subsequent Events

On January 15, 2019, the Company granted a total of 1,100,000 stock options to a consultant of the Company. 500,000 of these stock options vest on April 1, 2019. Theses stock options have an exercise price of $1.00 per share and expire on January 15, 2024. The remaining 600,000 of these stock options vest on October 1, 2019. These stock options have an exercise price of $2.50 per share and expire on January 15, 2024.

On April 29, 2019, the Company granted 500,000 stock options to a consultant of the Company. These stock options vest 25% on execution of the agreement, 25% on May 30, 2019, 25% on August 30, 2019 and the remaining 25% on December 30, 2019. These stock options have an exercise price of $1.00 per share and expire on April 29, 2024.

On May 13, 2019, the Company entered into a non-binding letter of intent with an arm’s length company to acquire greenhouse facilities and equipment in Illinois, United States.

PharmaCo Agreements

On January 4, 2019, MichiCann entered into a put/call option agreement (the “Put/Call Option Agreement”) with PharmaCo and its shareholders (“PharmaCo Shareholders”) pursuant to which the PharmaCo Shareholders granted MichiCann the call right to acquire 100% of the issued and outstanding shares of PharmaCo from the PharmaCo Shareholders, and MichiCann granted all of the PharmaCo Shareholders the put right to sell 100% of the issued and outstanding shares of PharmaCo to MichiCann, in exchange for the issuance of 37,000,000 MichiCann Shares in the aggregate (subject to standard anti-dilution protections)  subject to all state and local regulatory approvals including the approval of the Medical Marihuana Licensing Board and/or the Bureau of Medical Marihuana Regulation (“BMMR”) within the Department of Licensing and Regulatory Affairs (“LARA”) in the State of Michigan.

On January 4, 2019, MichiCann entered into a debenture purchase agreement (the “Debenture Purchase Agreement”) with PharmaCo (“OpCo”) pursuant to which MichiCann agreed to purchase an up to US $114,734,209 8% senior secured convertible debenture of PharmaCo (the “Opco Debenture”). The Opco Debenture has a maturity date of January 4, 2023 unless the Opco Debenture becomes due earlier.

The principal amount of Opco Debenture outstanding is convertible at any time on the earlier of the business day immediately preceding: (i) the Maturity Date; and (ii) the date that is 30 days after the holder received LARA’s written approval of the Holder Application (application seeking permission to convert the Debenture and own the Conversion Shares). In such circumstances, the principal amount of the Opco Debenture is convertible into common shares of Opco at a conversion price equal to the then outstanding balance of the Opco Debenture divided by the total number of Opco Shares then outstanding.

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

12.Subsequent Events - continued

PharmaCo Agreements - continued

Notwithstanding the foregoing, the conversion of the Opco Debenture is subject to PharmaCo and MichiCann having obtained all required permits from governmental authorities in connection with MichiCann’s ownership of Opco Shares, including, without limitation, all required cannabis licenses or related permits issued by LARA (but excluding any permit or other requirement which arises or may arise under any Excluded Law).

The Opco Debenture is secured against the assets of PharmaCo pursuant to a security agreement dated as January 4, 2019.

On January 4, 2019, MichiCann advanced USD $21,320,758 as a first tranche under the Opco Debenture, (which, included $5,700,400 in loans receivable by MichiCann pursuant to non-interest-bearing promissory notes) (Note 3).

On February 22, 2019, MichiCann advanced USD $6,046,863 as a second tranche under the Opco Debenture.

On March 1, 2019, MichiCann advanced USD $11,327,594 as a third tranche under the Opco Debenture.

Financings

On February 22, 2019, MichiCann issued 4,500,000 common shares pursuant to a non-brokered financing (second tranche) at a price of $1.00 per MichiCann Share for aggregate proceeds of $4,500,000.

On February 22, 2019, MichiCann issued 2,240,000 common shares pursuant to a new non-brokered financing at a price of $2.50 per common share for aggregate proceeds of $5,600,000.

On February 25, 2019, MichiCann issued $15,000,000 principal amount of senior secured convertible debenture (the “Tidal Debenture”) to Tidal. The Tidal Debenture becomes due and payable (the “Tidal Debenture Maturity Date”) on the earlier of: (i) August 25, 2019 (subject to extension) and (ii) the date that all amounts owning under the Tidal Debenture become due and payable in accordance with the terms of the Tidal Debenture, including following an event of default.

The Tidal Debenture is convertible into MichiCann Shares in the event that the Proposed Transaction is not completed prior to the Tidal Debenture Maturity Date and MichiCann instead completes a “Change of Control” or a “Go Public Transaction” as such terms are defined in the Tidal Debenture. In such circumstances, the holder has the right to convert the Tidal Debenture at a price per MichiCann Share equal to the lesser of (i) $2.50 per MichiCann Share; and (ii) a 20% discount to the issue price or effective price per MichiCann Share for any financing completed as part of or concurrently with the Go Public Transaction, if applicable, or the effective purchase price per MichiCann Share in the case of a Change of Control transaction. The Tidal Debenture is secured against the assets of MichiCann pursuant to a general security and pledge agreement dated February 25, 2019 (the “GSA and Pledge Agreement”).

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

12.Subsequent Events - continued

Tidal Royalty Corp. Definitive Agreement

On May 8, 2019, the Company has executed a business combination agreement (the “Definitive Agreement”) with Tidal Royalty Corp. pursuant to which Tidal will acquire all of the issued and outstanding shares of the Company (the “Proposed Transaction”).  Under the terms of the Definitive Agreement, all of the issued and outstanding common shares of MichiCann will be exchanged on the basis of 2.08 common shares of Tidal, for each one (1) MichiCann common share, subject to adjustment in certain circumstances as set out in the Definitive Agreement (the “Exchange Ratio”).  Upon completion of the Proposed Transaction, and assuming no other issuances of securities by MichiCann, existing MichiCann and Tidal shareholders will own approximately 80% and 20% of the resulting company (the “Resulting Issuer”), respectively, on a fully diluted basis.  All outstanding options and warrants to purchase MichiCann common shares will be replaced with options and warrants to purchase common shares of the Resulting Issuer in accordance with the Exchange Ratio.

The Proposed Transaction will be completed by way of a three-cornered amalgamation under the Business Corporations Act (Ontario), whereby 2690229 Ontario Inc., a wholly owned subsidiary of the Tidal (“Subco”) will amalgamate with the Company (the “Amalgamation”).  The Proposed Transaction will constitute a “Fundamental Change” of the Company, as such term is defined in the policies of the Canadian Securities Exchange (the “CSE”) and as a result Tidal will be required to obtain the approval of the holders of its outstanding common shares, by simple majority, which it intends to obtain by way of written consent.  The Amalgamation will also require the approval by 66 2/3 of the votes cast by shareholders of MichiCann at a special meeting of shareholders to be held on or before May 24, 2019.

Immediately prior to the completion of the Amalgamation, Tidal will (i) complete a share consolidation on an 8:1 basis (the “Consolidation”), (ii) the Company will change its name to “Red White & Bloom Inc.” or such other name.

Pursuant to the terms of the Definitive Agreement, the closing of the Proposed Transaction is subject to a number of conditions, including but not limited to (i) obtaining requisite shareholder approvals, (ii) the completion of the Consolidation, the Name Change and the Board Appointments, (iii) obtaining requisite regulatory approvals including the approval of the CSE for the Proposed Transaction and the listing of the common share of the Resulting Issuer, (iv) obtaining escrow agreements from the directors and officers of each of MichiCann and Tidal, and certain shareholders of each of MichiCann, its Michigan based investee and Tidal pursuant to which the escrowed shares would be subject to restrictions on transfer and other dealings and released in three equal tranches over a period of 18 months following the closing of the Proposed Transaction, and (vi) other closing conditions customary for transactions of this nature.